UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

January 26, 2006

Commission File Number: 000-51380

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

No. 20-1, Taiyuan St.

Jhubei City, Hsinchu County 302

Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION

Date: January 26, 2006	By:	/s/ Richard Wei
	Name:	Richard Wei
	Title:	Chief Financial Officer

Silicon Motion Technology Corporation Announces Fourth Quarter and

Full-Year Results for the Period Ended December 31, 2005

Sales & Net Income Set New Record

Fourth Quarter 2005 Financial Highlights:

•	Revenue grew 14% year-over-year and 17% sequentially to NT$872 million (US$26.1 million)

•	Gross margin increased from 52.3% in 3Q05 to 53.9% in 4Q05

•	Net income increased 164% year-over-year and 15% sequentially to NT$248 million (US$7.4 million)

•	Diluted earnings per ADS was NT$7.85 (US$0.24), up 116% from NT$3.64 (US$0.11) in 4Q04 and 15% from NT$6.85 (US$0.21) in 3Q05

Fourth Quarter 2005 Business Highlights:

•	Unit shipments of mobile storage products grew 107% year-over-year and 24% sequentially to 30 million units

•	Unit shipments of multimedia System-on-Chip (SoC) products grew 754% year-over-year and 133% sequentially to approximately 947,000 units

•	The Company started volume production of its new high-end SD, MMC, and CF controllers

Taipei, Taiwan, R.O.C., January 25, 2006 – Silicon Motion Technology Corporation (NASDAQ : SIMO; “the Company”), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced its fourth quarter 2005 financial results. Under United States Generally Accepted Accounting Principles (US GAAP), diluted earnings per ADS was NT$7.85 (US$0.24) in the fourth quarter of 2005 (4Q05), an increase of 116% from NT$3.64 (US$0.11) in the same period of the previous year (4Q04) and an increase of 15% from NT$6.85 (US$0.21) in the third quarter of 2005 (3Q05). Net income for 4Q05 was NT$248 million (US$7.4 million), an increase from NT$94 million and NT$215 million in 4Q04 and 3Q05, respectively.

For the full year, diluted earnings per ADS was NT$23.09 (US$0.72), an increase of 124% from NT$10.32 (US$0.32) in 2004. Net income was NT$676 million (US$21.0 million), an increase of 152% from NT$268 million (US$8.5 million) in 2004.

Commenting on the results, Silicon Motion’s President and CEO, Wallace Kou, said,

“We are pleased with our performance in the fourth quarter despite a particularly challenging environment. There was a shortage of high-density NAND flash memory in October and November. Our top-tier customers who had supply contracts with NAND flash memory manufacturers were able to secure reasonable supply, but many of the second-tier flash memory card and USB flash disk manufacturers experienced considerable difficulty procuring sufficient high-density flash memory. The supply of high density NAND flash memory improved in December. However, by then, many customers were reluctant to place orders because NAND flash memory prices were rather unstable.

During the fourth quarter, we were able to secure additional design wins for our MP3 controllers, especially for use in MP3 players that use card-reader technology. In the first quarter of 2006, we expect to see higher shipments of our MP3 controllers from design wins at manufacturers of card-reader based MP3 players.

During the fourth quarter, we also secured additional design wins for our SD controller that is used in micro-SD cards, and we believe that we have gained market share in small form factor flash memory cards that are used in mobile phones.

To maintain the versatility of our controllers we added and expanded support for Renesas’ AG-AND high-performance flash memory that features new memory cell architecture, multi-level technology, and high-speed programming. When Samsung and Hynix’s new MLC flash memory enters volume production in the first quarter of 2006, all of our controllers will be ready to support it.”

Fourth Quarter 2005 Financial Review1

Sales

Net sales in the fourth quarter totaled NT$872 million (US$26.1 million), an increase of 14% from the fourth quarter of 2004 and 17% from the third quarter of 2005. By product, net sales from mobile storage products accounted for 84% of total net sales, which was down from 87% in the third quarter of 2005. Net sales from multimedia SoCs represented 16% of total net sales, which was an increase from 13% in 3Q05. Net sales from other products in the current period accounted for less than 1% of net sales.

[1]	Note: Unless otherwise stated, all financial information used in this press release is unaudited, consolidated, prepared in accordance with US GAAP and denominated in New Taiwan dollars. US dollar amounts are translated for convenience only. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

As % of Total Net Sales	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Mobile Storage Products	80%	80%	87%	92%	86%	80%	87%	84%
Multimedia SoCs	20%	18%	13%	7%	13%	19%	13%	16%
Others	0%	2%	0%	1%	1%	1%	0%	0%

Total	100%	100%	100%	100%	100%	100%	100%	100%

Net sales from mobile storage products, which include flash memory card controllers and USB 2.0 flash disk controllers, grew 4% from 4Q04 and 13% from 3Q05 to NT$732 million (US$21.9 million). Unit shipments increased 107% from 4Q04 and 24% from 3Q05 to 30 million units. Both the year-over-year and sequential increases were driven by strong demand for the Company’s newer generation of SD, MMC, and USB 2.0 flash disk controllers. The average selling price (ASP) per unit declined 12% from 3Q05.

Net sales from multimedia SoC products, which include multimedia display processors and portable audio SoCs, grew 139% from 4Q04 and 44% from 3Q05 to NT$136 million (US$4.1 million). Unit shipments of multimedia SoC products increased 754% from 4Q04 and 133% from 3Q05 to approximately 947,000 units. The ASP per unit for multimedia SoC products declined 40% from 3Q05 primarily because portable audio SoCs, which have lower selling prices compared to multimedia display processors, comprised a greater proportion of the total number of multimedia SoC products sold in the fourth quarter. Increased competition in the portable audio SoC market also contributed to the decline in ASP.

Unit Shipment (thousand units)	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05
Mobile Storage Products	4,824	4,913	9,983	14,549	10,912	14,120	24,265	30,146
Multimedia SoCs	112	114	128	111	163	337	407	947
Others	2	34	3	—	17	59	3	7

The Company’s top customers in the quarter included A-Data Technology, All American Semiconductor, ATP Electronics Taiwan, Kingmax Digital, Kingpak Technology, Lexar Media, Macrotron Systems, Microtek Inc, Power Digital Cards, and Samsung Electronics. The Company’s top 5 customers accounted for 49% of total net sales in 4Q05, compared to 48% in 3Q05.

Expenses

The cost of sales in 4Q05 totaled NT$402 million (US$12.0 million), a decrease of 18% from 4Q04 and an increase of 13% from 3Q05. The year-over-year decrease was driven primarily by a decline in total wafer costs. The sequential increase was driven primarily by higher total wafer costs and higher assembly and test costs as a result of the higher sales volume overall. The gross margin for the quarter was 53.9%, up from 35.5% in 4Q04 and from 52.3% in 3Q05.

Total operating expenses in 4Q05, which include sales and marketing expenses, general and administrative (G&A) expenses, research and development (R&D) expenses, and amortization of intangible assets, were NT$207million (US$6.2 million), an increase of 42% from 4Q04 and 13% from 3Q05. Total operating expenses represented 23.7% of net sales, compared to 19.2% and 24.5% of net sales in 4Q04 and 3Q05, respectively. The Company’s operating margin increased from 16.3% in 4Q04 and 27.8% in 3Q05 to 30.2% in 4Q05, primarily as a result of increases in our gross margin.

Sales and marketing expenses in 4Q05 increased by 45% from 4Q04 and 53% from 3Q05 and represented 6.5% of net sales. The year-over-year increase was primarily driven by higher salary and benefits that are associated with increased headcount, as well as higher promotional expenses. The increase was offset by reductions in total sales commissions and professional fees. The sequential increase was primarily due to higher salary and benefit expenses and higher commissions.

General and administrative expenses in 4Q05 increased 70% year-over-year, declined 31% sequentially, and represented 3.8% of net sales. The year-over-year increase was primarily due to higher salary and benefits from the higher headcount and was offset by decreases in professional fees and the reserve for bad debt. The sequential decrease was primarily due to decreases in professional fees and bad debt reserves and was offset by the higher salary and benefits.

Research and development expenses in 4Q05 increased 62% year-over-year and 21% sequentially and represented 13.2% of net sales. The year-over-year and sequential increases were driven by higher salary and benefits arising from higher R&D headcount and higher project costs that were a result of a greater number of R&D projects under development. Higher travel expenses and professional fees also contributed to the year-over-year and sequential increases.

The company-wide headcount increased 8% from 224 at the end of 3Q05 to 242 at the end of 4Q05. A large majority of the headcount increase took place in the Research and Development department. Separately, Jerry Shun, who was in charge of the Company’s worldwide sales and marketing team, resigned from the Company to pursue other interests. Arthur Yeh, Julia Chen, and Vincent Sun, who are in charge of the Company’s Asia, US, and Japan & Europe sales teams respectively, have assumed Jerry’s responsibilities while the Company searches for a replacement.

Earnings

Net income totaled NT$248 million (US$7.4 million) in 4Q05, an increase of 164% from NT$94 million in 4Q04 and an increase of 15% from NT$215 million in 3Q05. The net margin was 28.5%, up from 12.3% in 4Q04 but down slightly from 28.8% in 3Q05. Diluted earnings per ADS were NT$7.85 (US$0.24), up 116% from NT$3.64 (US$0.11) in 4Q04 and up 15% from NT$6.85 (US$0.21) in 3Q05.

Balance Sheet

At the end of the fourth quarter of 2005, the Company had NT$1,559 million (US$47.5 million) in cash and cash equivalent funds and NT$1,181 million (US$36.0 million) in short-term investments. Accounts receivable (A/R) increased from NT$479 million at the end of 3Q05 to NT$573 million (US$17.5 million) at the end of 4Q05. The average A/R turnover days increased from 47 days to 55 days. Inventory increased from NT$232 million at the end of 3Q05 to NT$279 million (US$8.5 million) at the end of 4Q05. The average inventory turnover had a slight increase, from 56 days to 58 days. Total assets grew from NT$3,832 million at the end of 3Q05 to NT$4,090 million (US$124.7 million) at the end of 4Q05.

Current liabilities increased from NT$582 million at the end of 3Q05 to NT$631 million (US$19.2 million) at the end of 4Q05, primarily due to increases in tax payables and accrued expenses. There was no material change in the Company’s long-term liabilities.

There were 122.612 million ordinary shares outstanding at the end of 4Q05, which was equivalent to 30.653 million American Depositary Shares.

Business Outlook:

The first quarter is traditionally a slower business environment for Silicon Motion given that much of the Company’s products are used in consumer electronic devices. Additionally, due to the Chinese New Year holiday, there are fewer business days in the first quarter for many customers who manufacture flash memory cards and USB flash disk drives. As a result, the Company currently expects sales in the first quarter of 2006 to be approximately US$20-$21 million, which represents a 19%-23% sequential decline, but still a 23%-29% year-over-year increase. The Company estimates that the operating margin in 1Q06, excluding the impact of stock option expenses, will be approximately flat from the 4Q05 level. As a result of adopting FAS 123R, stock option expenses in the first quarter are expected to be approximately $0.59 million.

For full-year 2006, the Company believes that demand for small form factor flash memory cards will be strong, especially for use in mobile phones. Additionally, Silicon Motion’s newer MP3 controllers and USB flash disk controllers should enhance the Company’s competitive position in the markets in which these products compete. As a result, the Company believes it will see continued growth in its products, including flash memory controllers for use in small form factor flash memory cards, USB 2.0 flash disk controllers, and MP3 controllers. Given these factors, the Company estimates that its full-year earnings per ADS will be approximately $0.90-$1.00.

Webcast of Conference Call:

The Company’s management team will conduct a conference call at 10:00 am Eastern Time on January 26. A webcast of this conference call will be accessible on the Company’s web site at http://www.siliconmotion.com.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, per share data, and share count)

(unaudited)

	For the 3 Months Ended Dec. 31, 2004 (NT$)		For the 3 Months Ended Sep. 30, 2005 (NT$)		For the 3 Months Ended Dec. 31, 2005 (NT$)		For the 3 Months Ended Dec. 31, 2005 (US$)[2]	Change from 4Q04 (%)	Change from 3Q05 (%)
Net Sales		763,030		747,012		872,472	26,089	14	17
Cost of sales		492,161		356,688		402,282	12,029	(18)	13

Gross profit		270,869		390,324		470,190	14,060	74	20
Operating expenses
Research & development		71,195		95,690		115,342	3,449	62	21
Sales & marketing		39,229		37,372		57,071	1,707	45	53
General & administrative		19,585		48,489		33,300	996	70	(31)
Amort. of intangible assets		4,440		1,126		1,125	34	(75)	—
Impair. of intangible assets		11,718		—		—	—	—	—

Subtotal		146,167		182,677		206,838	6,185	42	13

Operating income		124,702		207,647		263,352	7,875	111	26
Non-operating income (expense)
Gain on sale of investments		4,538		3,394		3,880	116	(15)	14
Interest income (net)		236		11,725		13,920	417	5,798	19
Foreign exchange gain (loss)		17,086		4,710		(2,711)	(81)	(116)	(158)
Others		(3,665)		(6,356)		520	15	114	(108)

Subtotal		18,195		13,473		15,609	467	(14)	16

Income before tax		142,897		221,120		278,961	8342	95	26
Income tax expense		48,847		6,021		30,585	915	(37)	408

Net income		$94,050		$215,099		$248,376	$7,427	164	15

Basic earnings per ADS	NT$	3.64	NT$	7.02	NT$	8.10	0.24
Diluted earnings per ADS	NT$	3.64	NT$	6.85	NT$	7.85	0.24
Margin Analysis:
Gross margin		35.5%		52.3%		53.9%
Operating margin		16.3%		27.8%		30.2%
Net margin		12.3%		28.8%		28.5%
Additional Data:
Weighted average ADS equivalents (thousand)[3]		25,838		30,653		30,653
Diluted ADS equivalents (thousand)		25,838		31,389		31,644

[2]	The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$33.4419 to US$1 for the fourth quarter of 2005 and NT$32.1312 to US$1 for full-year 2005 based on the average of the noon buying rate for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York.

[3]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, per share data, and share count)

(unaudited)

	For the Year Ended Dec. 31, 2004 (NT$)		For the Year Ended Dec. 31, 2005 (NT$)		For the Year Ended Dec. 31, 2005 (US$)		Change (%)
Net Sales		2,166,727		2,686,492		83,613	24
Cost of sales		1,274,410		1,342,585		41,786	5

Gross profit		892,317		1,343,907		41,827	51
Operating expenses
Research & development		238,485		373,548		11,626	57
Sales & marketing		141,136		157,278		4,895	11
General & administrative		103,303		129,141		4,019	25
Amortization of intangible assets		17,758		4,501		140	(75)

Impairment of intangible assets		11,718		—		—	—

Subtotal		512,400		664,468		20,680	30

Operating income		379,917		679,439		21,147	79
Non-operating income (expense)
Gain on sale of investments		10,135		13,002		405	28
Interest income (net)		477		26,693		831	5,496
Foreign exchange gain (loss)		13,719		1,811		56	(87)
Others		(3,144)		(5,589)		(175)	78

Subtotal		21,187		35,917		1,117	70

Income before tax		401,104		715,356		22,264	78
Income tax expense		133,101		39,713		1,236	(70)

Net income	NT$	268,003	NT$	675,643	US$	21,028	152

Basic earnings per ADS	NT$	10.32	NT$	23.70
Diluted earnings per ADS	NT$	10.32	NT$	23.09
Margin Analysis:
Gross margin		41.2%		50.0%
Operating margin		17.5%		25.3%
Net margin		12.4%		25.2%
Additional Data:
Weighted average ADS equivalents outstanding (thousand)		25,763		28,509
Diluted ADS equivalents (thousand)		25,840		29,265

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(NT$ thousands)

(unaudited)

	Dec. 31, 2004		Sep. 30, 2005		Dec. 31, 2005
Cash and cash equivalents		727,165		1,624,817		1,558,998
Short-term investments		154,428		993,382		1,180,950
Accounts receivable, net		449,572		478,878		573,498
Inventories		509,149		232,341		278,528
Refundable deposits - current		107,527		95,000		60,000
Deferred income tax assets, net		35,330		7,798		48,858
Prepaid expenses and other current assets		68,337		214,583		222,563

Total current assets		2,051,508		3,646,799		3,923,395
Long-term investments		3,142		3,142		15,954
Property and equipment (net)		65,657		82,064		83,734
Intangible assets, net		6,843		3,468		2,342
Other assets		39,887		96,289		65,047

Total assets	NT$	2,167,037	NT$	3,831,762	NT$	4,090,472

Accounts payable		545,818		353,485		318,841
Income tax payable		78,133		64,518		104,744
Accrued expenses and other current liabilities		88,139		164,114		207,509

Total current liabilities		712,090		582,117		631,094
Accrued pension cost		4,813		7,855		5,365
Other long-term liabilities		1,901		1,467		1,886

Total liabilities		718,804		591,439		638,345
Shareholders’ equity		1,448,233		3,240,323		3,452,127

Total liabilities & shareholders’ equity	NT$	2,167,037	NT$	3,831,762	NT$	4,090,472

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, our belief in the outcome of any claim or lawsuit, including our claim against one of our subcontractors for the inventory loss that we sustained during a fire at the subcontractor’s factory; unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the registration statement on Form F-1 filed on June 24, 2005, as amended. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:
Richard Wei	Sara Hsu
Chief Financial Officer	Project Manager
Tel: +886 3 552 6888 x2886	Tel: +886 2 2219 6688 x3509
Fax: +886 3 552 6988	Fax: +886 2 2219 6868
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw